SEC FILE NUMBER
                                                                         0-22736
FORM 12B-25         U.S. SECURITIES AND EXCHANGE COMMISSION         CUSIP NUMBER
                            WASHINGTON, D.C. 20549                   294090 10 5

                          NOTIFICATION OF LATE FILING

                                  (Check One)

     |X| Form 10-K      |_| Form 11-K      |_| Form 20-F      |_| Form 10-Q

                      For Period Ended: April 30, 1996


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ALL



PART I - REGISTRANT INFORMATION

      ENVIRONMENTAL TECHNOLOGIES USA, INC.
Full Name of Registrant

      N/A
Former Name if Applicable

        325 CEDAR AVENUE SOUTH
Address of Principal Executive Office (Street and Number)

          MINNEAPOLIS, MN 55454
City, State and Zip Code


PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]        (a) The reasons described in reasonable detail in Part III on this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report / portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


PART III - NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 20-F or 10-Q, or portion thereof, could not be filed within the prescribed time period.

         Management of Environmental Technologies USA, Inc. ("ETI") has experienced a delay in preparing its Form 10-KSB due to several reasons. First, management has been spending considerable time negotiating and preparing for the potential sale of substantially all of the assets of its Clean Green Packing Company of Minnesota, Inc. ("CGP") subsidiary. ETI is also in the process of attempting to obtain additional financing from different sources which it hopes to receive in the future. A considerable amount of ETI management's time has been devoted to exploring financing options. As a result of the above items, management and the board of directors of ETI has not had the opportunity, without unreasonable effort and expense, to adequately review the draft of the Form 10-KSB or finalize the financial statements. Accordingly, ETI is unable to file the Form 10-KSB without unreasonable effort or expense, but expects to file the document on or prior to August 13, 1996 (15 calendar days after the due date of the Form 10-KSB).



                                                 (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification


            ROBIN R. YOUNG                   612                 371-2018
                 (NAME)                  (AREA CODE)        (TELEPHONE NUMBER)


          (2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities Exchange Act of 1934) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s)
                                                                   _X_ YES __ NO

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  _X_ YES  __ NO

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.



         By a press release dated July 30, 1996 ETI announced that for the year ended April 30, 1996, ETI reported unaudited sales of $1,873,725, down 10% from $2,071,197 for the year ended April 30, 1995. The unaudited net loss for ETI was $4,571,898 for the year ended April 30, 1996, compared to $2,765,031 for the year ended April 30, 1995. On a per share basis, ETI reported an unaudited net loss of $0.26 per share on 16,938,751 weighted average shares outstanding for the year ended April 30, 1996, compared to a loss of $0.19 per share on 11,034,076 weighted average shares outstanding for the year ended April 30, 1995.

         At year end, ETI's common stock, $.01 par value (the "Common Stock"), did not meet Nasdaq's minimum trading criteria of $1.00 per share or, alternatively, $2.0 million in shareholders' equity. ETI has requested a hearing with Nasdaq to present a plan to return to compliance, which plan includes a reverse 1:10 split of the Common Stock (the "Reverse Split"). ETI has informed Nasdaq of its intention to effect the Reverse Split, which will have a record date of the close of business on August 2, 1996.


                      Environmental Technologies Usa, Inc.
                  (Name Of Registrant As Specified In Charter)

   has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 29, 1996                           By /s/ Robin R. Young
                                                    Robin R. Young

                                   ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001)